Exhibit (a)(1)(H)

Dear SkyAI Shareholder,

Please visit: https://www.mackenziepartners.com/skyai/ to view the Offer from SkyAI to purchase for up to 95% of each class of its outstanding common stock, cash pre-funded warrants, cryptocurrency pre-funded warrants, and strategic advisor warrants at a purchase price of $3.00 per share or warrant in cash (the “Purchase Price”).

In approximately 2 business days you will be receiving a DocuSign email, that will include the offer Letter of Transmittal, which will allow you to participate in the tender offer.

If you have any questions, please contact MacKenzie Partners, Inc. at:

●	U.S. and Canada: 1 (800) 322-2885
●	Outside the U.S. and Canada: 1 (212) 929-5500
●	Email: tenderoffer@mackenziepartners.com

Thank you.

MacKenzie Partners, Inc.

Information Agent for SkyAI, Inc.